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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

DSI TOYS, INC. (Name of Issuer)
Common Stock, Par Value $.01 Per Share (Title of Class of Securities)
232968 10 7 (CUSIP Number)
E. Thomas Martin MVII, LLC 654 Osos Street San Luis Obispo, California 93401 (805) 545-7900 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 26, 2003 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box    ☐.

CUSIP NO. 232968 10 7	Page 2 of 26 Pages

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON E. THOMAS MARTIN

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐

(3) SEC USE ONLY

(4)	SOURCE OF FUNDS PF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES	(7)	SOLE VOTING POWER 6,649,323(1)
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	SHARED VOTING POWER 1,286,330(2)(3)
PERSON WITH
	(9)	SOLE DISPOSITIVE POWER 6,649,323(1)

	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,412,381(1)(2)(3)(4)

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.3%

(14)	TYPE OF REPORTING PERSON IN

(1)
Includes 655,085 shares of Common Stock held by direct record ownership, including stock options to purchase an aggregate of 15,000 shares of Common Stock at $3.125 per share exercisable at any time, and 5,994,238 shares of Common Stock held directly by MVII, LLC, a California limited liability company ("MVII"), of which 76.29% of the membership interests are owned by Mr. Martin and his wife, Noreen Martin, as community property.

(2)
Includes 735,122 shares of Common Stock owned by certain shareholders of the Company that are subject to that certain Shareholders' and Voting Agreement dated April 15, 1999, but effective as of June 1, 1999, by and among the Company, MVII and certain shareholders of the Company (the "Primary Voting Agreement"), including stock options held by certain shareholders to purchase an aggregate of 6,000 shares of Common Stock at $8.00 per share and 30,000 shares of Common Stock at $3.125 per share exercisable at any time.

(3)
Includes 551,208 shares of Common Stock owned by Walter and Susan Reiling (collectively, "Reiling") that are subject to that certain Shareholders' and Voting Agreement dated January 7, 2000 by and among the Company, MVII and Reiling (the "Reiling Voting Agreement"), including stock options held by Reiling to purchase an aggregate of 15,000 shares of Common Stock at $3.49 per share exercisable at any time.

(4)
Includes 476,728 shares of Common Stock beneficially owned by the other Reporting Persons (as defined herein) other than MVII and Reiling, including stock options held by Joseph S. Whitaker to purchase an aggregate of 95,000 shares of Common Stock at $3.125 per share exercisable at any time. Such 476,728 shares are aggregated with those shares beneficially owned by Mr. Martin pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Mr. Martin disclaims beneficial ownership of such 476,728 shares.

CUSIP NO. 232968 10 7	Page 3 of 26 Pages

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MVII, LLC 77-0509866

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐

(3) SEC USE ONLY

(4)	SOURCE OF FUNDS WC

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES	(7)	SOLE VOTING POWER 5,994,238
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	SHARED VOTING POWER 1,286,330(1)(2)
PERSON WITH
	(9)	SOLE DISPOSITIVE POWER 5,994,238

	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,412,381(1)(2)(3)

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.3%

(14)	TYPE OF REPORTING PERSON OO

(1)
Includes 735,122 shares of Common Stock owned by certain shareholders of the Company that are subject to the Primary Voting Agreement with MVII, including stock options held by certain shareholders to purchase an aggregate of 6,000 shares of Common Stock at $8.00 per share and 30,000 shares of Common Stock at $3.125 per share exercisable at any time.

(2)
Includes 551,208 shares of Common Stock owned by Reiling that are subject to the Reiling Voting Agreement with MVII, including stock options held by Reiling to purchase an aggregate of 15,000 shares of Common Stock at $3.49 per share exercisable at any time.

(3)
Includes 1,131,813 shares of Common Stock beneficially owned by the other Reporting Persons other than Reiling, including stock options held by Joseph S. Whitaker to purchase an aggregate of 95,000 shares of Common Stock at $3.125 per share exercisable at any time. Such 1,131,813 shares are aggregated with those shares beneficially owned by MVII pursuant to Rule 13d-5(b)(1) of the Exchange Act. MVII disclaims beneficial ownership of such 1,131,813 shares.

CUSIP NO. 232968 10 7	Page 4 of 26 Pages

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON WALTER S. REILING AND SUSAN REILING

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐

(3) SEC USE ONLY

(4)	SOURCE OF FUNDS PF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES	(7)	SOLE VOTING POWER 0
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	SHARED VOTING POWER 551,208(1)
PERSON WITH
	(9)	SOLE DISPOSITIVE POWER 551,208(1)

	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,412,381(1)(2)

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.3%

(14)	TYPE OF REPORTING PERSON IN

(1)
Includes stock options to purchase an aggregate of 15,000 shares of Common Stock at $3.49 per share exercisable at any time.

(2)
Includes 7,861,173 shares of Common Stock beneficially owned by the other Reporting Persons, including stock options held by Joseph S. Whitaker to purchase an aggregate of 95,000 shares of Common Stock at $3.125 per share exercisable at any time. Such 7,861,173 shares are aggregated with those shares beneficially owned by Reiling pursuant to Rule 13d-5(b)(1) of the Exchange Act. Reiling disclaims beneficial ownership of such 7,861,173 shares.

CUSIP NO. 232968 10 7	Page 5 of 26 Pages

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MARK BARNES AND BONNIE BARNES

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐

(3) SEC USE ONLY

(4)	SOURCE OF FUNDS PF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES	(7)	SOLE VOTING POWER 21,000
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	SHARED VOTING POWER 0
PERSON WITH
	(9)	SOLE DISPOSITIVE POWER 21,000

	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,412,381(1)

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.3%

(14)	TYPE OF REPORTING PERSON IN

(1)
Includes 8,391,381 shares of Common Stock beneficially owned by the other Reporting Persons, including stock options held by Joseph S. Whitaker to purchase an aggregate of 95,000 shares of Common Stock at $3.125 per share exercisable at any time. Such 8,391,381 shares are aggregated with those shares beneficially owned by Mr. and Mrs. Barnes pursuant to Rule 13d-5(b)(1) of the Exchange Act. Mr. and Mrs. Barnes disclaim beneficial ownership of such 8,391,381 shares.

CUSIP NO. 232968 10 7	Page 6 of 26 Pages

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON LINDA J. BLACK

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐

(3) SEC USE ONLY

(4)	SOURCE OF FUNDS PF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES	(7)	SOLE VOTING POWER 2,056
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	SHARED VOTING POWER 0
PERSON WITH
	(9)	SOLE DISPOSITIVE POWER 2,056

	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,412,381(1)

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.3%

(14)	TYPE OF REPORTING PERSON IN

(1)
Includes 8,410,325 shares of Common Stock beneficially owned by the other Reporting Persons, including stock options held by Joseph S. Whitaker to purchase an aggregate of 95,000 shares of Common Stock at $3.125 per share exercisable at any time. Such 8,410,325 shares are aggregated with those shares beneficially owned by Ms. Black pursuant to Rule 13d-5(b)(1) of the Exchange Act. Ms. Black disclaims beneficial ownership of such 8,410,325 shares.

CUSIP NO. 232968 10 7	Page 7 of 26 Pages

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON JESSE BLANN AND ZULA BLANN

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐

(3) SEC USE ONLY

(4)	SOURCE OF FUNDS PF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES	(7)	SOLE VOTING POWER 11,500
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	SHARED VOTING POWER 0
PERSON WITH
	(9)	SOLE DISPOSITIVE POWER 11,500

	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,412,381(1)

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.3%

(14)	TYPE OF REPORTING PERSON IN

(1)
Includes 8,400,881 shares of Common Stock beneficially owned by the other Reporting Persons, including stock options held by Joseph S. Whitaker to purchase an aggregate of 95,000 shares of Common Stock at $3.125 per share exercisable at any time. Such 8,400,881 shares are aggregated with those shares beneficially owned by Mr. and Mrs. Blann pursuant to Rule 13d-5(b)(1) of the Exchange Act. Mr. and Mrs. Blann disclaim beneficial ownership of such 8,400,881 shares.

CUSIP NO. 232968 10 7	Page 8 of 26 Pages

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON JACOB BOWLER

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐

(3) SEC USE ONLY

(4)	SOURCE OF FUNDS PF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES	(7)	SOLE VOTING POWER 0(1)
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	SHARED VOTING POWER 4,000(1)
PERSON WITH
	(9)	SOLE DISPOSITIVE POWER 0(1)

	(10)	SHARED DISPOSITIVE POWER 4,000(1)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,412,381(1)(2)

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.3%

(14)	TYPE OF REPORTING PERSON IN

(1)
Jacob Bowler is a minor. His father, John E. Bowler, Jr., has the power to vote and sell the shares.

(2)
Includes 8,408,381 shares of Common Stock beneficially owned by the other Reporting Persons, including stock options held by Joseph S. Whitaker to purchase an aggregate of 95,000 shares of Common Stock at $3.125 per share exercisable at any time. Such 8,408,381 shares are aggregated with those shares beneficially owned by Jacob Bowler pursuant to Rule 13d-5(b)(1) of the Exchange Act. Jacob Bowler and John E. Bowler, Jr. disclaim beneficial ownership of such 8,408,381 shares.

CUSIP NO. 232968 10 7	Page 9 of 26 Pages

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON JOCEAN BOWLER

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐

(3) SEC USE ONLY

(4)	SOURCE OF FUNDS PF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES	(7)	SOLE VOTING POWER 19,000
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	SHARED VOTING POWER 0
PERSON WITH
	(9)	SOLE DISPOSITIVE POWER 19,000

	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,412,381(1)

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.3%

(14)	TYPE OF REPORTING PERSON IN

(1)
Includes 8,393,381 shares of Common Stock beneficially owned by the other Reporting Persons, including stock options held by Joseph S. Whitaker to purchase an aggregate of 95,000 shares of Common Stock at $3.125 per share exercisable at any time. Such 8,393,381 shares are aggregated with those shares beneficially owned by Ms. Bowler pursuant to Rule 13d-5(b)(1) of the Exchange Act. Ms. Bowler disclaims beneficial ownership of such 8,393,381 shares.

CUSIP NO. 232968 10 7	Page 10 of 26 Pages

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON JOHN E. BOWLER, JR.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐

(3) SEC USE ONLY

(4)	SOURCE OF FUNDS PF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES	(7)	SOLE VOTING POWER 31,000
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	SHARED VOTING POWER 8,000(1)
PERSON WITH
	(9)	SOLE DISPOSITIVE POWER 31,000

	(10)	SHARED DISPOSITIVE POWER 8,000(1)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,412,381(1)(2)

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.3%

(14)	TYPE OF REPORTING PERSON IN

(1)
John E. Bowler, Jr., has the power to vote and sell the shares of his minor children, Jacob Bowler and Sarah Bowler, who each own 4,000 shares.

(2)
Includes 8,381,381 shares of Common Stock beneficially owned by the other Reporting Persons, including the 8,000 shares held by Jacob and Sarah Bowler and stock options held by Joseph S. Whitaker to purchase an aggregate of 95,000 shares of Common Stock at $3.125 per share exercisable at any time. Such 8,381,381 shares are aggregated with those shares beneficially owned by Mr. Bowler pursuant to Rule 13d-5(b)(1) of the Exchange Act. Mr. Bowler disclaims beneficial ownership of such 8,381,381 shares.

CUSIP NO. 232968 10 7	Page 11 of 26 Pages

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SARAH BOWLER

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐

(3) SEC USE ONLY

(4)	SOURCE OF FUNDS PF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES	(7)	SOLE VOTING POWER 0(1)
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	SHARED VOTING POWER 4,000(1)
PERSON WITH
	(9)	SOLE DISPOSITIVE POWER 0(1)

	(10)	SHARED DISPOSITIVE POWER 4,000(1)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,412,381(1)(2)

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.3%

(14)	TYPE OF REPORTING PERSON IN

(1)
Sarah Bowler is a minor. Her father, John E. Bowler, Jr., has the power to vote and sell the shares.

(2)
Includes 8,408,381 shares of Common Stock beneficially owned by the other Reporting Persons, including stock options held by Joseph S. Whitaker to purchase an aggregate of 95,000 shares of Common Stock at $3.125 per share exercisable at any time. Such 8,408,381 shares are aggregated with those shares beneficially owned by Sarah Bowler pursuant to Rule 13d-5(b)(1) of the Exchange Act. Sarah Bowler and John E. Bowler, Jr. disclaim beneficial ownership of such 8,408,381 shares.

CUSIP NO. 232968 10 7	Page 12 of 26 Pages

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DEBORAH CARIAGA AND DANILO CARIAGA

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐

(3) SEC USE ONLY

(4)	SOURCE OF FUNDS PF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES	(7)	SOLE VOTING POWER 10,621
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	SHARED VOTING POWER 0
PERSON WITH
	(9)	SOLE DISPOSITIVE POWER 10,621

	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,412,381(1)

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.3%

(14)	TYPE OF REPORTING PERSON IN

(1)
Includes 8,401,760 shares of Common Stock beneficially owned by the other Reporting Persons, including stock options held by Joseph S. Whitaker to purchase an aggregate of 95,000 shares of Common Stock at $3.125 per share exercisable at any time. Such 8,401,760 shares are aggregated with those shares beneficially owned by Mr. and Mrs. Cariaga pursuant to Rule 13d-5(b)(1) of the Exchange Act. Mr. and Mrs. Cariaga disclaim beneficial ownership of such 8,401,760 shares.

CUSIP NO. 232968 10 7	Page 13 of 26 Pages

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BRADFORD C. DAVIS

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐

(3) SEC USE ONLY

(4)	SOURCE OF FUNDS PF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES	(7)	SOLE VOTING POWER 10,500
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	SHARED VOTING POWER 0
PERSON WITH
	(9)	SOLE DISPOSITIVE POWER 10,500

	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,412,381(1)

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.3%

(14)	TYPE OF REPORTING PERSON IN

(1)
Includes 8,401,881 shares of Common Stock beneficially owned by the other Reporting Persons, including stock options held by Joseph S. Whitaker to purchase an aggregate of 95,000 shares of Common Stock at $3.125 per share exercisable at any time. Such 8,401,881 shares are aggregated with those shares beneficially owned by Mr. Davis pursuant to Rule 13d-5(b)(1) of the Exchange Act. Mr. Davis disclaims beneficial ownership of such 8,401,881 shares.

CUSIP NO. 232968 10 7	Page 14 of 26 Pages

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ROBERT E. DEXTER

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐

(3) SEC USE ONLY

(4)	SOURCE OF FUNDS PF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES	(7)	SOLE VOTING POWER 500
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	SHARED VOTING POWER 0
PERSON WITH
	(9)	SOLE DISPOSITIVE POWER 500

	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,412,381(1)

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.3%

(14)	TYPE OF REPORTING PERSON IN

(1)
Includes 8,411,881 shares of Common Stock beneficially owned by the other Reporting Persons, including stock options held by Joseph S. Whitaker to purchase an aggregate of 95,000 shares of Common Stock at $3.125 per share exercisable at any time. Such 8,411,881 shares are aggregated with those shares beneficially owned by Mr. Dexter pursuant to Rule 13d-5(b)(1) of the Exchange Act. Mr. Dexter disclaims beneficial ownership of such 8,411,881 shares.

CUSIP NO. 232968 10 7	Page 15 of 26 Pages

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CHRISTOPHER FORD

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐

(3) SEC USE ONLY

(4)	SOURCE OF FUNDS PF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES	(7)	SOLE VOTING POWER 8,000
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	SHARED VOTING POWER 0
PERSON WITH
	(9)	SOLE DISPOSITIVE POWER 8,000

	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,412,381(1)

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.3%

(14)	TYPE OF REPORTING PERSON IN

(1)
Includes 8,404,381 shares of Common Stock beneficially owned by the other Reporting Persons, including stock options held by Joseph S. Whitaker to purchase an aggregate of 95,000 shares of Common Stock at $3.125 per share exercisable at any time. Such 8,404,381 shares are aggregated with those shares beneficially owned by Mr. Ford pursuant to Rule 13d-5(b)(1) of the Exchange Act. Mr. Ford disclaims beneficial ownership of such 8,404,381 shares.

CUSIP NO. 232968 10 7	Page 16 of 26 Pages

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON JOHN HAYS

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐

(3) SEC USE ONLY

(4)	SOURCE OF FUNDS PF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES	(7)	SOLE VOTING POWER 2,500
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	SHARED VOTING POWER 0
PERSON WITH
	(9)	SOLE DISPOSITIVE POWER 2,500

	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,412,381(1)

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.3%

(14)	TYPE OF REPORTING PERSON IN

(1)
Includes 8,409,881 shares of Common Stock beneficially owned by the other Reporting Persons, including stock options held by Joseph S. Whitaker to purchase an aggregate of 95,000 shares of Common Stock at $3.125 per share exercisable at any time. Such 8,409,881 shares are aggregated with those shares beneficially owned by Mr. Hays pursuant to Rule 13d-5(b)(1) of the Exchange Act. Mr. Hays disclaims beneficial ownership of such 8,409,881 shares.

CUSIP NO. 232968 10 7	Page 17 of 26 Pages

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CHARLES KOLLIGIAN

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐

(3) SEC USE ONLY

(4)	SOURCE OF FUNDS PF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES	(7)	SOLE VOTING POWER 114,600
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	SHARED VOTING POWER 0
PERSON WITH
	(9)	SOLE DISPOSITIVE POWER 114,600

	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,412,381(1)

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.3%

(14)	TYPE OF REPORTING PERSON IN

(1)
Includes 8,297,781 shares of Common Stock beneficially owned by the other Reporting Persons, including stock options held by Joseph S. Whitaker to purchase an aggregate of 95,000 shares of Common Stock at $3.125 per share exercisable at any time. Such 8,297,781 shares are aggregated with those shares beneficially owned by Mr. Kolligian pursuant to Rule 13d-5(b)(1) of the Exchange Act. Mr. Kolligian disclaims beneficial ownership of such 8,297,781 shares.

CUSIP NO. 232968 10 7	Page 18 of 26 Pages

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON JOHN MIROLLA AND PEG MIROLLA

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐

(3) SEC USE ONLY

(4)	SOURCE OF FUNDS PF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES	(7)	SOLE VOTING POWER 681
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	SHARED VOTING POWER 0
PERSON WITH
	(9)	SOLE DISPOSITIVE POWER 681

	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,412,381(1)

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.3%

(14)	TYPE OF REPORTING PERSON IN

(1)
Includes 8,411,700 shares of Common Stock beneficially owned by the other Reporting Persons, including stock options held by Joseph S. Whitaker to purchase an aggregate of 95,000 shares of Common Stock at $3.125 per share exercisable at any time. Such 8,411,700 shares are aggregated with those shares beneficially owned by Mr. and Mrs. Mirolla pursuant to Rule 13d-5(b)(1) of the Exchange Act. Mr. and Mrs. Mirolla disclaim beneficial ownership of such 8,411,700 shares.

CUSIP NO. 232968 10 7	Page 19 of 26 Pages

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MORRIS & GARRITANO INSURANCE AGENCY, INC. 401K PROFIT-SHARING PLAN

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐

(3) SEC USE ONLY

(4)	SOURCE OF FUNDS WC

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES	(7)	SOLE VOTING POWER 12,000
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	SHARED VOTING POWER 0
PERSON WITH
	(9)	SOLE DISPOSITIVE POWER 12,000

	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,412,381(1)

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.3%

(14)	TYPE OF REPORTING PERSON EP

(1)
Includes 8,400,381 shares of Common Stock beneficially owned by the other Reporting Persons, including stock options held by Joseph S. Whitaker to purchase an aggregate of 95,000 shares of Common Stock at $3.125 per share exercisable at any time. Such 8,400,381 shares are aggregated with those shares beneficially owned by the Morris & Garritano Insurance Agency, Inc. 401K Profit-Sharing Plan (the "Plan") pursuant to Rule 13d-5(b)(1) of the Exchange Act. The Plan disclaims beneficial ownership of such 8,400,381 shares.

CUSIP NO. 232968 10 7	Page 20 of 26 Pages

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON JOSEPH E. NARGIE

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐

(3) SEC USE ONLY

(4)	SOURCE OF FUNDS PF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES	(7)	SOLE VOTING POWER 2,000
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	SHARED VOTING POWER 0
PERSON WITH
	(9)	SOLE DISPOSITIVE POWER 2,000

	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,412,381(1)

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.3%

(14)	TYPE OF REPORTING PERSON IN

(1)
Includes 8,410,381 shares of Common Stock beneficially owned by the other Reporting Persons, including stock options held by Joseph S. Whitaker to purchase an aggregate of 95,000 shares of Common Stock at $3.125 per share exercisable at any time. Such 8,410,381 shares are aggregated with those shares beneficially owned by Mr. Nargie pursuant to Rule 13d-5(b)(1) of the Exchange Act. Mr. Nargie disclaims beneficial ownership of such 8,410,381 shares.

CUSIP NO. 232968 10 7	Page 21 of 26 Pages

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SAUSAL CORPORATION

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐

(3) SEC USE ONLY

(4)	SOURCE OF FUNDS WC

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES	(7)	SOLE VOTING POWER 12,800
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	SHARED VOTING POWER 0
PERSON WITH
	(9)	SOLE DISPOSITIVE POWER 12,800

	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,412,381(1)

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.3%

(14)	TYPE OF REPORTING PERSON CO

(1)
Includes 8,399,581 shares of Common Stock beneficially owned by the other Reporting Persons, including stock options held by Joseph S. Whitaker to purchase an aggregate of 95,000 shares of Common Stock at $3.125 per share exercisable at any time. Such 8,399,581 shares are aggregated with those shares beneficially owned by Sausal Corporation pursuant to Rule 13d-5(b)(1) of the Exchange Act. Sausal Corporation disclaims beneficial ownership of such 8,399,581 shares.

CUSIP NO. 232968 10 7	Page 22 of 26 Pages

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON PAUL WALLACE, JR.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐

(3) SEC USE ONLY

(4)	SOURCE OF FUNDS PF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES	(7)	SOLE VOTING POWER 935
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	SHARED VOTING POWER 0
PERSON WITH
	(9)	SOLE DISPOSITIVE POWER 935

	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,412,381(1)

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.3%

(14)	TYPE OF REPORTING PERSON IN

(1)
Includes 8,411,446 shares of Common Stock beneficially owned by the other Reporting Persons, including stock options held by Joseph S. Whitaker to purchase an aggregate of 95,000 shares of Common Stock at $3.125 per share exercisable at any time. Such 8,411,446 shares are aggregated with those shares beneficially owned by Mr. Wallace pursuant to Rule 13d-5(b)(1) of the Exchange Act. Mr. Wallace disclaims beneficial ownership of such 8,411,446 shares.

CUSIP NO. 232968 10 7	Page 23 of 26 Pages

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON JAMES E. WARD

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐

(3) SEC USE ONLY

(4)	SOURCE OF FUNDS PF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES	(7)	SOLE VOTING POWER 46,135(1)
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	SHARED VOTING POWER 0
PERSON WITH
	(9)	SOLE DISPOSITIVE POWER 46,135(1)

	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,412,381(1)(2)

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.3%

(14)	TYPE OF REPORTING PERSON IN

(1)
Includes 33,335 shares of Common Stock held by direct record ownership and 12,800 shares of Common Stock held directly by Sausal Corporation, a California corporation controlled by Mr. Ward.

(2)
Includes 8,366,246 shares of Common Stock beneficially owned by the other Reporting Persons other than Sausal Corporation, including stock options held by Joseph S. Whitaker to purchase an aggregate of 95,000 shares of Common Stock at $3.125 per share exercisable at any time. Such 8,366,246 shares are aggregated with those shares beneficially owned by Mr. Ward pursuant to Rule 13d-5(b)(1) of the Exchange Act. Mr. Ward disclaims beneficial ownership of such 8,366,246 shares.

CUSIP NO. 232968 10 7	Page 24 of 26 Pages

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DONALD WESTFALL

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐

(3) SEC USE ONLY

(4)	SOURCE OF FUNDS PF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES	(7)	SOLE VOTING POWER 75,300
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	SHARED VOTING POWER 0
PERSON WITH
	(9)	SOLE DISPOSITIVE POWER 75,300

	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,412,381(1)

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.3%

(14)	TYPE OF REPORTING PERSON IN

(1)
Includes 8,337,081 shares of Common Stock beneficially owned by the other Reporting Persons, including stock options held by Joseph S. Whitaker to purchase an aggregate of 95,000 shares of Common Stock at $3.125 per share exercisable at any time. Such 8,337,081 shares are aggregated with those shares beneficially owned by Mr. Westfall pursuant to Rule 13d-5(b)(1) of the Exchange Act. Mr. Westfall disclaims beneficial ownership of such 8,337,081 shares.

CUSIP NO. 232968 10 7	Page 25 of 26 Pages

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON JOSEPH S. WHITAKER

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐

(3) SEC USE ONLY

(4)	SOURCE OF FUNDS PF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES	(7)	SOLE VOTING POWER 97,000(1)
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	SHARED VOTING POWER 0
PERSON WITH
	(9)	SOLE DISPOSITIVE POWER 97,000(1)

	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,412,381(1)(2)

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.3%

(14)	TYPE OF REPORTING PERSON IN

(1)
Includes stock options to purchase an aggregate of 95,000 shares of Common Stock at $3.125 per share exercisable at any time.

(2)
Includes 8,315,381 shares of Common Stock beneficially owned by the other Reporting Persons. Such 8,315,381 shares are aggregated with those shares beneficially owned by Mr. Whitaker pursuant to Rule 13d-5(b)(1) of the Exchange Act. Mr. Whitaker disclaims beneficial ownership of such 8,315,381 shares.

CUSIP NO. 232968 10 7	Page 26 of 26 Pages

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON THOMAS J. WOOD

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐

(3) SEC USE ONLY

(4)	SOURCE OF FUNDS PF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES	(7)	SOLE VOTING POWER 3,400
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	SHARED VOTING POWER 0
PERSON WITH
	(9)	SOLE DISPOSITIVE POWER 3,400

	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,412,381(1)

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.3%

(14)	TYPE OF REPORTING PERSON IN

(1)
Includes 8,408,981 shares of Common Stock beneficially owned by the other Reporting Persons, including stock options held by Joseph S. Whitaker to purchase an aggregate of 95,000 shares of Common Stock at $3.125 per share exercisable at any time. Such 8,408,981 shares are aggregated with those shares beneficially owned by Mr. Wood pursuant to Rule 13d-5(b)(1) of the Exchange Act. Mr. Wood disclaims beneficial ownership of such 8,408,981 shares.

Item 1. Security and Issuer

        This statement of beneficial ownership on Schedule 13D (this "Statement") relates to the common stock, par value $.01 per share (the "Common Stock"), of DSI Toys, Inc., a Texas corporation (the "Company"). The principal executive offices of the Company are located at 10110 West Sam Houston Parkway South, Suite 150, Houston, Texas 77099.

Item 2. Identity and Background

        This Statement is being jointly filed by each of the following shareholders of the Company: Mark Barnes and Bonnie Barnes, Linda J. Black, Jesse Blann and Zula Blann, Jacob Bowler, Jocean Bowler, John E. Bowler, Jr., Sarah Bowler, Deborah Cariaga and Danilo Cariaga, Bradford C. Davis, Robert E. Dexter, Christopher Ford, John Hays, Charles Kolligian, E. Thomas Martin ("Martin"), John and Peg Mirolla, Morris & Garritano Insurance Agency, Inc. 401K Profit-Sharing Plan, Joseph E. Nargie, Walter Reiling and Susan Reiling (collectively, "Reiling"), Sausal Corporation, Paul Wallace, Jr., James E. Ward, Donald Westfall, Joseph S. Whitaker, Thomas J. Wood, and MVII, LLC ("MVII"). Collectively the foregoing persons are referred to individually as a "Reporting Person" and collectively as the "Reporting Persons." An agreement of joint filing by and among the Reporting Persons is included as Exhibit 1 hereto.

        Martin, MVII and Reiling previously filed Schedule 13Ds with respect to the Common Stock of the Company. This Statement amends and supplements: (i) the Schedule 13D with respect to the Common Stock previously filed by MVII on June 10, 1999, as amended by Schedule 13D (Amendment No. 1) filed on January 21, 2000 and Schedule 13D (Amendment No. 2) filed on August 28, 2002; (ii) the Schedule 13D with respect to the Common Stock previously filed by Martin on April 21, 1999, as amended by Schedule 13D (Amendment No. 1) filed on January 21, 2000 and Schedule 13D (Amendment No. 2) filed on August 28, 2002; and (iii) the Schedule 13D with respect to the Common Stock previously filed by Reiling on January 18, 2000, as amended by Schedule 13D (Amendment No. 1) filed on August 28, 2002; provided that such Schedule 13Ds are amended hereby only to the extent they are applicable to MVII, Martin and Reiling, and are not amended hereby with respect to any other persons reporting information on such Schedule 13Ds.

        Appendix A, which is incorporated herein by reference, sets forth the following information with respect to each Reporting Person and anyone with whom a Reporting Person shares voting or dispositive power with respect to such person's Common Stock: (i) name, (ii) residence or business address, (iii) present principal occupation or employment, (iv) principal business and address of any corporation or other organization in which such employment is conducted, and (v) citizenship or jurisdiction of formation of a corporation or other organization.

        Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information given by another Reporting Person. By their signatures on this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person. Each of the Reporting Persons may be deemed to be holding their shares of Common Stock of the Company with the purpose (together with the other Reporting Persons) of acting in concert with regard to the transactions described in Item 4; accordingly, the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)-3 and 13(d)-5 of the Exchange Act of 1934, as amended (the "Exchange Act"). The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement. The filing of this Statement shall not be construed as an admission that any of the Reporting Persons is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of the shares of Common Stock covered by this Statement.

        None of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years; or (ii) a party, during the last five years, to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in being subjected to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

        This Statement is not filed as a result of any sale or purchase of the Common Stock of the Company. Instead, it is filed to provide notice of the Reporting Persons understanding to collectively pursue actions with respect to the Common Stock of the Company described below in Item 4. There is no purpose to acquire a controlling interest in the Common Stock of the Company since Martin and MVII already have such control.

        The shares of Common Stock of the Company currently owned by the individual Reporting Persons were purchased with personal funds, and the shares of Common Stock of the Company currently held by non-individuals were purchased with working capital.

        On March 27, 2003, the Company entered into that certain Agreement and Plan of Merger (the "Merger Agreement") with DSI Acquisition, Inc., a Texas corporation ("DSI Acquisition"), pursuant to which DSI Acquisition shall merge with and into the Company (the "Merger"). As described more fully in Item 4 below, if the Merger is consummated, the shareholders of DSI Acquisition will receive one share of the Company's Common Stock for each share of DSI Acquisition common stock that they own immediately prior to the Merger. Each outstanding share of Common Stock, with the exception of the shares of Common Stock directly owned by the Reporting Persons and shares held by persons who may properly perfect their dissenters rights under Texas law, will be converted into the right to receive cash merger consideration of $0.47 per share of Common Stock.

        DSI Acquisition has sold in private sales, or has received commitments to purchase, 3,314,106 shares of its single class of common stock for $0.47 per share. Those shares of DSI Acquisition common stock that were purchased by individuals were purchased with personal funds, and those shares purchased by non-individuals were purchased with working capital. The DSI Acquisition shareholders consist of certain of the Reporting Persons as well as certain equity holders of MVII, as described more fully in Item 4 below. DSI Acquisition intends to fund the approximately $1,558,053 cash consideration to be paid pursuant to the Merger Agreement with the capital raised from such sales of its common stock.

Item 4. Purpose of Transaction

        On March 27, 2003, the Company entered into the Merger Agreement with DSI Acquisition. If the Merger is consummated, the shareholders of DSI Acquisition will receive one share of the Company's Common Stock for each share of DSI Acquisition common stock that they own immediately prior to the Merger. The Reporting Persons will not receive any cash consideration for their outstanding shares of the Company's Common Stock but will instead remain as shareholders of the Company subsequent to the Merger. Each outstanding share of the Company's Common Stock, with the exception of the shares of Common Stock directly owned by the Reporting Persons and shares held by persons who may properly perfect their dissenters rights under Texas law, will be converted into the right to receive cash merger consideration of $0.47 per share of Common Stock. At the closing of the Merger, the Company's Common Stock will be delisted from the over-the-counter Bulletin Board electronic quotation system and deregistered under the Exchange Act. The Company will continue in business as a privately-held Texas corporation. DSI Acquisition will cease to exist as a separate entity.

        Each of the Reporting Persons has expressed an intent to be included among the Company shareholders that will not receive cash consideration in the Merger for their outstanding shares of the Company's Common Stock, and instead desire to continue to hold such shares of Common Stock after the effective date of the Merger. The intention of each Reporting Person to continue to hold their respective shares of the Company's Common Stock was expressed in oral and written communications between Martin and the Reporting Persons. Each of the Reporting Persons has a preexisting personal and/or business relationship with Martin. MVII held a meeting of its equity holders on March 26, 2003, at which MVII's election to hold its shares of Common Stock of the Company in connection with the Merger was approved. Other than as described herein, there exist no written or oral understandings or agreements between or among Reporting Persons with respect to the transactions described herein.

        Pursuant to the Merger Agreement, the cash Merger consideration to be paid to the Company's shareholders other than the Reporting Persons is approximately $1,558,053, and is to be provided to the Company by DSI Acquisition. DSI Acquisition's source of funds to pay all of the cash Merger consideration will be provided by the purchase of the common stock of DSI Acquisition by certain of the Reporting Persons and certain equity holders of MVII using personal funds. The following Reporting Persons have purchased shares of DSI Acquisition common stock, and all such shares will be exchanged for the same number of shares of the Company's Common Stock at the effective time of the Merger: Jesse Blann and Zula Blann, Jacob Bowler, John E. Bowler, Jr., Sarah Bowler, Deborah Cariaga and Danilo Cariaga, Robert E. Dexter, E. Thomas Martin, John Mirolla and Peg Mirolla, Morris & Garritano Insurance Agency, Inc. 401K Profit-Sharing Plan, Joseph E. Nargie, M.D., Sausal Corporation, and James E. Ward. DSI Acquisition was formed at the direction of Martin solely for the purpose of engaging in the Merger.

        Except as set forth in this Item 4, the Reporting Persons have no other plans or intentions that relate to or would result in the events set forth in Item 4 of the instructions to Schedule 13D.

Item 5. Interest in Securities of the Issuer

        To the best knowledge of each Reporting Person, the number of shares of Common Stock beneficially owned by each such Reporting Person is set forth correctly in items 7 through 11 on the cover page of this Statement for each such Reporting Person. By virtue of their relationship as described in this Statement, the Reporting Persons may be deemed to constitute a "group" within the meaning of Rules 13d-3 and 13d-5 promulgated under the Exchange Act, and together each Reporting Person may be deemed to have beneficial ownership of the shares of Common Stock of all Reporting Persons. As such, the Reporting Persons as a group would beneficially own 8,412,381 shares of Common Stock, representing 76.3% of the total outstanding Common Stock of the Company. Such beneficial ownership of Common Stock of the Company is in addition to beneficial ownership otherwise described herein with respect to various Reporting Persons. Each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other Reporting Persons, although Martin does not disclaim beneficial ownership with respect to the shares of Common Stock beneficially owned by MVII and Reiling and MVII does not disclaim beneficial ownership with respect to the shares of Common Stock beneficially owned by Reiling.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Under the terms of that certain Shareholders' and Voting Agreement dated April 15, 1999, but effective as of June 1, 1999, by and among the Company, MVII and certain shareholders of the Company (the "Primary Voting Agreement"), MVII has the shared power to vote 735,122 shares of Common Stock, including stock options held by certain shareholders to purchase an aggregate of 6,000 shares of Common Stock at $8.00 per share and 30,000 shares of Common Stock at $3.125 per share exercisable at any time. Under the terms of that certain Shareholders' and Voting Agreement dated January 7, 2000, by and among the Company, MVII and Reiling (the "Reiling Voting Agreement"), MVII has the shared power to vote 551,208 shares of Common Stock, including stock options held by Reiling to purchase an aggregate of 15,000 shares of Common Stock at $3.49 per share exercisable at any time. Neither the Primary Voting Agreement nor the Reiling Voting Agreement is applicable to a vote of the shareholders of the Company to approve the Merger.

        Except as set forth herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Company, including, but not limited to transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profit or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

        The following exhibits are filed with this Amendment:

Exhibit 1.	Joint Filing Agreement dated June 23, 2003, by and among the Reporting Persons.
Exhibit 2.
Agreement and Plan of Merger dated March 27, 2003, by and between the Company and DSI Acquisition (incorporated by reference to Appendix A to the Company's preliminary Proxy Statement filed on March 31, 2003).
Exhibit 3.
Primary Voting Agreement dated April 15, 1999, by and among the Company, MVII and certain shareholders of the Company (incorporated by reference to Exhibit 1 contained in the Statement on Schedule 13D filed by the parties to the Primary Voting Agreement on June 10, 1999).
Exhibit 4.
Reiling Voting Agreement dated January 7, 2000, by and among the Company, MVII and Reiling (incorporated by reference to Exhibit 3 contained in the Statement on Schedule 13D filed by the parties to the Reiling Voting Agreement on January 18, 2000).

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: June 23, 2003	/s/ E. THOMAS MARTIN E. Thomas Martin

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

MVII, LLC
Dated: June 23, 2003	By:	/s/ E. THOMAS MARTIN E. Thomas Martin, Manager
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Dated: June 23, 2003		/s/ WALTER S. REILING Walter S. Reiling
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Dated: June 23, 2003		/s/ SUSAN REILING Susan Reiling
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Dated: June 23, 2003		/s/ MARK BARNES Mark Barnes
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Dated: June 23, 2003		/s/ BONNIE BARNES Bonnie Barnes
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Dated: June 23, 2003		/s/ LINDA J. BLACK Linda J. Black
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Dated: June 23, 2003		/s/ JESSE BLANN Jesse Blann

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Dated: June 23, 2003		/s/ ZULA BLANN Zula Blann
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Dated: June 23, 2003	By:	/s/ JOHN E. BOWLER, JR. John E. Bowler, Jr. as Guardian for Jacob Bowler
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Dated: June 23, 2003		/s/ JOCEAN BOWLER Jocean Bowler
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Dated: June 23, 2003		/s/ JOHN E. BOWLER, JR. John E. Bowler, Jr.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Dated: June 23, 2003	By:	/s/ JOHN E. BOWLER, JR. John E. Bowler, Jr. as Guardian for Sarah Bowler
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Dated: June 23, 2003		/s/ DEBORAH CARIAGA Deborah Cariaga
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Dated: June 23, 2003		/s/ DANILO CARIAGA Danilo Cariaga
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Dated: June 23, 2003		/s/ BRADFORD C. DAVIS Bradford C. Davis

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Dated: June 23, 2003		/s/ ROBERT E. DEXTER Robert E. Dexter
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Dated: June 23, 2003		/s/ CHRISTOPHER FORD Christopher Ford
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Dated: June 23, 2003		/s/ JOHN HAYS John Hays
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Dated: June 23, 2003		/s/ CHARLES KOLLIGIAN Charles Kolligian
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Dated: June 23, 2003		/s/ JOHN MIROLLA John Mirolla
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Dated: June 23, 2003		/s/ PEG MIROLLA Peg Mirolla
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
MORRIS & GARRITANO INSURANCE AGENCY, INC. 401K PROFIT-SHARING PLAN
Dated: June 23, 2003	By:	/s/ GREGORY R. MORRIS Gregory R. Morris, Trustee
	By:	/s/ GENE M. GARRITANO Gene M. Garritano, Trustee

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Dated: June 23, 2003		/s/ JOSEPH E. NARGIE Joseph E. Nargie
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
SAUSAL CORPORATION
Dated: June 23, 2003	By:	/s/ JAMES E. WARD James E. Ward, President
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Dated: June 23, 2003		/s/ PAUL WALLACE, JR. Paul Wallace, Jr.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Dated: June 23, 2003		/s/ JAMES E. WARD James E. Ward
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Dated: June 23, 2003		/s/ DONALD WESTFALL Donald Westfall
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Dated: June 23, 2003		/s/ JOSEPH S. WHITAKER Joseph S. Whitaker
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Dated: June 23, 2003		/s/ THOMAS J. WOOD Thomas J. Wood

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
Exhibit 1.	Joint Filing Agreement dated June 23, 2003, by and among the Reporting Persons.
Exhibit 2.
Agreement and Plan of Merger dated March 27, 2003, by and between the Company and DSI Acquisition (incorporated by reference to Appendix A to the Company's preliminary Proxy Statement filed on March 31, 2003).
Exhibit 3.
Primary Voting Agreement dated April 15, 1999, by and among the Company, MVII and certain shareholders of the Company (incorporated by reference to Exhibit 1 contained in the Statement on Schedule 13D filed by the parties to the Primary Voting Agreement on June 10, 1999).
Exhibit 4.
Reiling Voting Agreement dated January 7, 2000, by and among the Company, MVII and Reiling (incorporated by reference to Exhibit 3 contained in the Statement on Schedule 13D filed by the parties to the Reiling Voting Agreement on January 18, 2000).

APPENDIX A

I. REPORTING PERSONS WHO ARE NATURAL PERSONS

Name	Residence or Business Address	Present Principal Occupation	Name and Address of Organization Where Occupied	Citizenship
Mark and Bonnie Barnes	11995 Dunbar Rd. Glen Ellen, CA 95442	Retired	Not applicable	U.S.
Linda J. Black	1432 Higuera Street San Luis Obispo, CA 93401	Bookkeeper	Martin Resorts, Inc. 1432 Higuera Street San Luis Obispo, CA 93401	U.S.
Jesse and Zula Blann	4426 River Oaks Drive Kingsland, TX 78639	Outdoor advertising business owner	Blann Advertising 4426 River Oaks Drive Kingsland, TX 78639	U.S.
Jacob Bowler	7945 Morningside Drive Granite Bay, CA 95746	Not employed	Not applicable	U.S.
Jocean Bowler	934 E. Shore Drive Ithaca, NY 14850	Student	Not applicable	U.S.
John E. Bowler, Jr.	7945 Morningside Drive Granite Bay, CA 95746	Self-employed artist	Not applicable	U.S.
Sarah Bowler	7945 Morningside Drive Granite Bay, CA 95746	Not employed	Not applicable	U.S.
Deborah and Danilo Cariaga	1432 Higuera Street San Luis Obispo, CA 93401	Office administrator	Martin Resorts, Inc. 1432 Higuera Street San Luis Obispo, CA 93401	U.S.
Bradford C. Davis	7420 El Camino Real Atascadero, CA 93422	Auto repair business owner	7420 El Camino Real Atascadero, CA 93422	U.S.
Robert E. Dexter	1432 Higuera Street San Luis Obispo, CA 93401	Financial officer	Martin Resorts, Inc. 1432 Higuera Street San Luis Obispo, CA 93401	U.S.
Christopher Ford	880 Mabury Road San Jose, CA 95133	Construction manager	Rosendin Electric, Inc. 880 Mabury Road San Jose, CA 95133	U.S.
John Hays	49660 Rocky Cut Road Oakhurst, CA 93644	Retired	Not applicable	U.S.
Charles Kolligian	200 E. 66th Street Apt. D2104 New York, NY 10021	President of Kolligian Capital Corp.	Kolligian Capital Corp. 200 E. 66th Street Apt. D2104 New York, NY 10021	U.S.
E. Thomas Martin	1432 Higuera Street San Luis Obispo, CA 93401	Investment of personal funds	Martin Resorts, Inc. MVII, LLC 1432 Higuera Street San Luis Obispo, CA 93401	U.S.
John and Peg Mirolla	691 Highland Drive Los Osos, CA 93402	Retired	Not applicable	U.S.

Joseph E. Nargie	2675 Hidden Valley Road Templeton, CA 93465	Retired	Not applicable	U.S.
Walter S. and Susan Reiling	15 Woodcrest Drive Morristown, NJ 07960	Retired	Not applicable	U.S.
Paul Wallace, Jr.	1103 Spring Street Paso Robles, CA 93446	Hotel management	Martin Resorts, Inc. 1103 Spring Street Paso Robles, CA 93446	U.S.
James E. Ward	422 Whitney Street San Leandro, CA 94577	Construction contractor	422 Whitney Street San Leandro, CA 94577	U.S.
Donald Westfall	68 Winterberry Circle Cross River, NY 10516	Retired	Not applicable	U.S.
Joseph S. Whitaker	10110 W. Sam Houston Pkwy South #150 Houston, TX 77099	President of DSI Toys, Inc.	DSI Toys, Inc. 10110 W. Sam Houston Pkwy South #150 Houston, TX 77099	U.S.
Thomas J. Wood	1432 Higuera Street San Luis Obispo, CA 93401	Personnel administrator	Martin Resorts, Inc. 1432 Higuera Street San Luis Obispo, CA 93401	U.S.

II. REPORTING PERSONS OTHER THAN NATURAL PERSONS

Name	Address of Principal Office	Principal Business	State of Organization
Morris & Garritano Insurance Agency, Inc. 401K Profit-Sharing Plan	1122 Laurel Lane San Luis Obispo, CA 93401	Investments for employee profit sharing plan	California
Sausal Corporation	422 Whitney Street San Leandro, CA 94577	Construction contracting	California
MVII, LLC	1432 Higuera Street San Luis Obispo, CA 93401	Investment in DSI Toys, Inc.	California

QuickLinks

  Item 1. Security and Issuer
  Item 2. Identity and Background
  Item 3. Source and Amount of Funds or Other Consideration
  Item 4. Purpose of Transaction
  Item 5. Interest in Securities of the Issuer
  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
  Item 7. Material to be Filed as Exhibits
SIGNATURES
EXHIBIT INDEX
APPENDIX A